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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Madeleine Joy Mateo Christian Windsor

Re:	Marex Group plc
Draft Registration Statement on Form F-1 Confidentially submitted on October 10, 2024 CIK No. 0001997464

Ladies and Gentlemen:

On behalf of Marex Group plc (the “Company”), we are hereby filing a Registration Statement on Form F-1 (“Registration Statement”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis with the Securities and Exchange Commission (the “Commission”) on October 10, 2024 (the “Draft Submission”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on October 17, 2024 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

The market price of our ordinary shares could be negatively affected by future issuances, page 77

1.

We note the last risk factor on page 77. Add a specific risk factor to address the impact of the sales of securities by the shareholders in this offering. Please revise your disclosure to identify the significant and affiliated selling shareholders referred to in the existing risk factor, as well as provide quantitative disclosure of the amount of shares sold by the selling shareholders in the IPO, and the amount expected to be sold in this offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 78 and 79 of the Registration Statement.

October 21, 2024

* * *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

Ian Lowitt, Marex Group plc

Rob Irvin, Marex Group plc

Ian Schuman, Latham & Watkins LLP

Jennifer Gascoyne, Latham & Watkins LLP